SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                  FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934.

                       Commission File Number 0-26102

                     American Radio Systems Corporation
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           (Exact name of registrant as specified in its charter)

                           116 Huntington Avenue
                              Boston, MA 02116
                               (617) 375-7500
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            (Address, including zip code, and telephone number,
     including area code, of registrant's principal executive offices)


               Class A Common Stock, par value $.01 per share
          11-3/8% Series B Cumulative Exchangeable Preferred Stock
                   9% Senior Subordinated Notes due 2006
                 9-3/4% Senior Subordinated Notes due 2005
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          (Title of each class of Securities covered by this Form)

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        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file


Rule 12g-4(a)(1)(i)       [ ]         Rule 12h-3(b)(1)(i)       [X]
Rule 12g-4(a)(1)(ii)      [ ]         Rule 12h-3(b)(1)(ii)      [ ]
Rule 12g-4(a)(2)(i)       [ ]         Rule 12h-3(b)(2)(i)       [ ]
Rule 12g-4(a)(2)(ii)      [ ]         Rule 12h-3(b)(2)(ii)      [ ]
                                      Rule 15d-6                [X]

Approximate number of holders of record as of the certification or notice
date:    Class A Common Stock, $.01 par value:                        1
         113/8% Series B Cumulative Exchangeable Preferred Stock:     1
         9% Senior Subordinated Notes due 2006:                       4
         9 3/4 Senior Subordinated Notes due 2005:                    1

Pursuant to the requirements of the Securities Exchange Act of 1934 American Radio Systems Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  June 5, 1998                        By:/s/ Angeline C. Straka
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                                              Name:  Angeline C. Straka
                                              Title: Assistant Secretary